UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On November 26, 2010, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), held an extraordinary general meeting of shareholders and both of the agenda items listed below were approved and ratified as originally proposed.

Agenda:

1)	Appointment of directors

2)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

*	Regarding the first agenda item above, Mr. Jong-Kyoo Yoon is planned to be registered as a non-standing director (term of office: November 26, 2010 to December 31, 2012).

With respect to the first agenda item above, the list of nominees were as follows:

Nominee for Non-Standing Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jong-Kyoo Yoon (New appointment) (10/13/1955)	Deputy President & CFO, KB Financial Group	• Member of Operating Committee, Korea Deposit Insurance Corporation • Advisor, Kim & Chang • Non-executive Director, KT Corporation • Senior Executive Vice President, Retail Banking Group, Kookmin Bank • Senior Executive Vice President & CFO, Finance & Strategic Planning Division, Kookmin Bank • Partner, Vice President and Senior Partner, Samil PricewaterhouseCoopers • Korea Exchange Bank	• Ph.D. in Business Administration, Sungkyunkwan University • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Sungkyunkwan University	Republic of Korea	—

Nominee for Non-Executive Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jae-Hwan Park (New appointment) (12/10/1947)	Advisor, Korea Money Brokerage Corporation

•  Deputy President, Korea Housing Finance Corporation

•  Assistant Governor, Bank of Korea

•  Head of Monetary Policy Department, Bank of Korea

•  Head of Financial Markets Department and Senior Research Officer, Bank of Korea

•  Head of Jeju Branch and Senior Research Officer, Bank of Korea

•  Head of Press Office, Planning and Budget Department, Bank of Korea

			• M.A. in Economics, University of Illinois • B.A. in Economics, Korea University • Kyeungbuk High School	Republic of Korea	2 years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 26, 2010	By:	/S/ WANG-KY KIM
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO